Filer:  Vishay Intertechnology, Inc.
                                 Pursuant to Rule 425 under the Securities
                                 Act of 1933
                                 Subject Company:  Siliconix incorporated
                                 Registration No. 333-61740


NEWS RELEASE

                                    Contact:

                                    Infineon Technologies AG
                                    Ralph Heinrich, +49 89/234-22404 (Media
                                    Relations) ralph.heinrich@infineon.com
                                    Chris Goodhart, +1 408 501 6389 (USA)
                                    chris.goodhart@infineon.com
                                    Kaye Lim, ++65 8400 689 (Asia)
                                    kaye.lim@infineon.com
                                    Investor Relations, +49 89 234 26655
                                    investor.relations@infineon.com

                                    or

                                    Richard N. Grubb,
                                    +1 610 644 1300

FOR IMMEDIATE RELEASE

Vishay will acquire Infineon's infrared components business -- Infineon focuses on core business -- Vishay expands market position

      MUNICH, Germany & MALVERN, Penn.--June 28, 2001--Vishay Intertechnology Inc., Malvern, Pennsylvania (NYSE: VSH), and Infineon Technologies AG, Munich (FSE/NYSE: IFX), today announced that Vishay will acquire Infineon's entire infrared components business with worldwide headquarters in San Jose, California, for approximately US$ 120 million. Under the terms of the respective agreement Vishay will take over Infineon's development, marketing and distribution activities in San Jose and its production facility in Malaysia. A total workforce of approximately 1,200 is currently employed within this business. In fiscal year 2000 Infineon's infrared components business posted revenues of US$ 133 million. Subject to governmental approvals including the anti-trust authorities, the sale is expected to be completed by end of July 2001.

      The ownership of the production facility will be transfered in two steps in order to guarantee a smooth transition. In the first stage, Vishay will own 19 percent of Infineon Technologies Krubong Shd., the newly founded production joint venture in Malaysia, while Infineon will own 81 percent of the shares. The remaining shares of the production facility are expected to be transferred to Vishay during the year 2002.

      `This divestiture is another important step to streamline our communications portfolio. With the sale of the infrared components business and the sale of our consumer electronics to Micronas last November, we have completed our plan to concentrate our wireline activities for the present and will continue to expand our strategic core activities in the field of local area networks (LAN) and wide area networks (WAN) as well as in network access,'' explained Dr. Ulrich Schumacher, President and CEO of Infineon. ``In Vishay, we have found an excellent partner with a mutual interest in securing the future of the successful and profitable infrared components business.''

      Dr. Felix Zandman, Chairman and CEO of Vishay stated: ``This acquisition will enable Vishay to significantly strengthen its current position in Optoelectronics and specifically in the growing Infrared Components portion of that market.''

      Supporting the telecommunications and industrial markets, infrared components are used primarily as optical interfaces in a broad array of electronic devices including PCs, cell phones, PDAs, industrial automation systems, set-top boxes, voice/data switching and data transmission equipment. The products included in the acquisition are optocouplers and solid-state relays, IrDT (Infrared Data Transmission) modules, DAA (Data Access Arrangements) kits and custom opto modules.

About Vishay

      Vishay, a Fortune 1,000 Company with year 2000 sales of US$ 2.5 billion, is the largest U.S. and European manufacturer of passive electronic components (resistors, capacitors, inductors) and a major producer of discrete semiconductors (diodes, optoelectronics, transistors), IrCDs (infrared communication devices), and power and analog switching integrated circuits. The Company's components can be found in products manufactured in a very broad range of industries worldwide. With headquarters in Malvern, Pennsylvania, Vishay employs over 20,000 people in 66 facilities in the U.S., Mexico, Germany, Austria, the United Kingdom, France, Portugal, the Czech Republic, Hungary, Israel, Taiwan, China and the Philippines. Vishay can be found on the Internet at www.vishay.com.

About Infineon

      Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for applications in the wired and wireless communications markets, for security systems and smartcards, for the automotive and industrial sectors, as well as memory products.

With a global presence, Infineon operates in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In the fiscal year 2000 (ending September), the company achieved sales of Euro 7.28 billion with about 29,000 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol:
IFX). Further information is available at www.infineon.com.

      This press release contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events. These statements and all other statements that are not historical facts, are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The reader is cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties and other factors, many of which are outside the control of Infineon and Vishay. The forward-looking statements in this release address a variety of subjects including, for example, the expected closing of the acquisition and the potential benefits of the acquisition. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the integration of Vishay's and Infineon's business; costs associated with the acquisition; the successful completion of the acquisition; including applicable regulatory requirements relating to the transaction; increased competition and technological changes in the industries in which Vishay and Infineon operate. For a detailed discussion of these and other cautionary statements, please, refer to Infineon's filings with the Securities and Exchange Commission.

                                # # # # # # #

Rule 425 Information

      Vishay has made an offer to exchange shares of its common stock for shares of common stock of Siliconix incorporated. The offer will expire at 5:00 p.m., New York City time, on Friday, June 29, 2001 unless extended. Siliconix stockholders are advised to read the registration statement on Form S-4, the Schedule TO, and other documents relating to the exchange offer filed by Vishay with the Securities and Exchange Commission. Siliconix stockholders are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 filed by Siliconix file regarding the offer. Investors may obtain a free copy of these documents and other documents filed by Vishay and Siliconix with the SEC at the SEC's web site at www.sec.gov. Documents may also be obtained from Vishay by directing requests to Vishay Intertechnology, Inc., 63 Lincoln Highway, Malvern, Pennsylvania 19355-2120, tel: (610) 644-1300.